SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] Annual Report Pursuant To Section 15(d) Of The Securities Exchange Act Of 1934 for the fiscal year ended December 31, 2002

or

[ ] Transition Report Pursuant To Section 15(d) Of The Securities Exchange Act Of 1934 for the transition period from ____________ to ____________

Commission file number 0-20557

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: The Andersons, Inc. Retirement Savings Investment Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Andersons, Inc., 480 West Dussel Drive, Maumee, Ohio 43537.

[Plante Moran Logo]

Plante & Moran, PLLC
3434 Granite Circle
P.O. Box 353090
Toledo, OH 43835-3090
Tel: 419.643.6000
Fax: 419.643.6099
plantemoran.com

Independent Auditor's Report

To the Pension Committee
The Andersons, Inc. Retirement Savings Investment Plan

We have audited the accompanying statement of net assets available for plan benefits of The Andersons, Inc. Retirement Savings Investment Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to those basic financial statements taken as a whole.

/s/ Plante & Moran, PLLC

May 15, 2003

Statement of Net Assets Available for Plan Benefits

	December 31	
	2002	2001
Assets		
Participant-directed investments (Note 2):		
Mutual funds:		
Spartan U.S. Equity Index Fund	$13,280,804	$18,959,068
Fidelity Magellan Fund	13,890,089	19,358,055
Fidelity Growth and Income Portfolio	8,797,088	11,267,264
Fidelity U.S. Bond Index Fund	14,845,389	12,233,625
Fidelity Money Market Trust, Retirement Government Money Market Portfolio	9,170,619	9,670,367
Janus Worldwide Fund	4,044,792	5,613,145
Dresdner RCM Global Technology Fund Class I	—	1,863,634
Fidelity Low-priced Stock Fund	4,733,122	3,526,167
Dreyfus Founders Discovery Fund	194,962	701,279
Fidelity Contrafund	2,653,275	2,907,317
Janus Enterprise Fund	2,504,906	3,649,964
Fidelity Freedom Income Fund	131,980	110,792
Fidelity Freedom 2000 Fund	430,099	461,900
Fidelity Freedom 2010 Fund	2,305,183	2,332,905
Fidelity Freedom 2020 Fund	405,813	398,157
Fidelity Freedom 2030 Fund	310,735	363,330
Fidelity Freedom 2040 Fund	35,859	825
Dodge and Cox Stock Fund	440,067	—
PIMCO RCM Global Technology Fund Class I	716,927	—
First Eagle Overseas Fund	68,901	—
Common shares of The Andersons, Inc.	1,161,798	912,232
Loans receivable from plan participants	2,027,639	2,284,372
Net Assets Available for Plan Benefits	**$82,150,047**	**$96,614,398**

The Andersons, Inc. Retirement Savings Investment Plan

Statement of Changes in Net Assets Available for Plan Benefits

| | Year Ended December 31 | |
	2002	2001
Additions		
Contributions:		
Participants	$ 3,986,592	$ 3,766,243
Employer	1,411,269	1,364,093
Transfers from other qualified plans	150,885	835,933
Total contributions	5,548,746	5,966,269
Investment income:		
Interest and dividends	2,230,987	2,914,416
Net depreciation in fair value of investments during the year (Note 4)	(14,881,596)	(12,760,496)
Total additions, net of depreciation in fair value of investments	(7,101,863)	(3,879,811)
Deductions		
Payments made to active and terminated participants	6,923,466	5,026,867
Investment fees	439,022	532,967
Total deductions	7,362,488	5,559,834
Net Decrease	(14,464,351)	(9,439,645)
Net Assets Available for Plan Benefits — Beginning of year	96,614,398	106,054,043
Net Assets Available for Plan Benefits — End of year	**$ 82,150,047**	**$ 96,614,398**

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Note 1 — Significant Accounting Policies

The accounting records of The Andersons, Inc. Retirement Savings Investment Plan (the "Plan") are maintained on the accrual basis by The Andersons, Inc. (Plan Sponsor). Plan assets are maintained by Fidelity Management Trust Company ("Trustee") and monitored by the Pension Committee established by the Plan sponsor.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Unpaid withdrawals due to terminated participants have not been deducted in determining assets available for benefits for financial reporting purposes, but have been deducted from total assets in the Plan's annual return on Form 5500. These amounts totaled $752,411 and $685,574 at December 31, 2002 and 2001, respectively. As a result, withdrawals for financial reporting purposes were $66,837 and $73,456 higher for 2002 and 2001, respectively, than the amounts reported on Form 5500.

Investments are stated at fair value. The fair values of the Plan's investments in mutual funds are based on net asset values on the last business day of the Plan year. The fair value of the Plan's investments in The Andersons, Inc.'s common stock is based on NASDAQ closing market prices on the last business day of each Plan year. Participant loans are stated at face value, which approximates fair value. Changes in the fair value of investments is included in net realized and unrealized appreciation or depreciation in the aggregate fair value of investments presented in the statement of changes in net assets available for plan benefits.

Note 2 — Description of the Plan

The Plan is a defined contribution plan that covers substantially all employees of The Andersons, Inc., and its wholly owned subsidiary, The Andersons Mower Center, Inc. The Plan provides for retirement, disability, and death benefits for participants who meet certain eligibility requirements, including attaining age 21. Full-time employees are eligible to begin deferring money into the Plan on the first day of the month after being hired. Part-time employees are eligible to begin deferring money into the Plan upon meeting the one-year of service requirement. Employer matching contributions are to be made only after a participant has one year of service.

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Note 2 — Description of the Plan (Continued)

Employee contributions may be made by salary reduction up to 50 percent of annual compensation (in .50 percent increments) subject to the maximum annual contribution allowed by law. Employer contributions are made at the rate of 50 percent of employee contributions, with a maximum contribution of 3 percent of annual compensation. Participants vest ratably over five years in the employer's matching contributions. Participants are fully vested in their contributions to the Plan.

The Plan may accept rollover contributions from IRA or from other qualified defined benefit or contribution plans of The Andersons, Inc. or participants' former employers.

Forfeited balances of terminated accounts are used to reduce future employer contributions. The balance of forfeited nonvested accounts was not material in 2002 or 2001. The Plan Sponsor may make supplemental contributions to the Plan at its sole discretion.

Each participant directs Fidelity Management Trust Company to invest any or all of his or her account in one or more of the following mutual fund investments:

- **Spartan U.S. Equity Index Fund** invests primarily in the common stocks of the 500 companies that make up the Standard & Poor's 500 Index
- **Fidelity Magellan Fund** seeks long-term capital appreciation through investment in common stocks and convertible securities issued by domestic or foreign companies
- **Fidelity Growth and Income Portfolio** invests primarily in common and preferred stocks, convertible securities and fixed-income securities of foreign or domestic companies that offer long-term growth while providing current income
- **Fidelity U.S. Bond Index Fund** invests in U.S. Government and Agency obligations, corporate obligations, mortgaged-backed obligations and U.S. dollar-denominated obligations of foreign governments

Note 2 — Description of the Plan (Continued)

- **Fidelity Money Market Trust, Retirement Government Money Market Portfolio** invests in obligations issued or guaranteed as to principal and interest by the U.S. government, its agencies or instrumentalities

- **Janus Worldwide Fund** invests primarily in common stocks of foreign and domestic companies on a worldwide basis, whose size, share price and return will vary

- **Dresdner RCM Global Technology Fund Class I** invests primarily in assets of global technology companies, whose size, share price and return will vary

- **Fidelity Low-Priced Stock Fund** invests in stocks of undervalued or small companies that offer the possibility for significant growth

- **Dreyfus Founders Discovery Fund** invests in small, relatively unknown companies with high growth potential

- **Fidelity Contrafund** invests in undervalued common stocks of smaller, less well-known companies with the potential for significant growth

- **Janus Enterprise Fund** invests primarily in common stocks; it usually invests at least 50 percent of its equity assets in securities of medium-sized companies whose share price and return will vary

- **Fidelity Freedom Income Fund** invests in a combination of stocks, bonds and money market mutual funds with an allocation strategy tied to the target retirement date based on the number of years until the fund's target retirement date

- **Fidelity Freedom Fund 2000** invests in approximately 22 percent in Fidelity stock mutual funds, 43 percent in Fidelity bond mutual funds and 35 percent in Fidelity money market mutual funds

- **Fidelity Freedom Fund 2010** invests in approximately 45 percent in Fidelity stock mutual funds, 45 percent in Fidelity bond mutual funds and 10 percent in Fidelity money market mutual funds

- **Fidelity Freedom Fund 2020** invests in approximately 70 percent in Fidelity stock mutual funds and 30 percent in Fidelity bond mutual funds

- **Fidelity Freedom Fund 2030** invests in approximately 82 percent in Fidelity stock mutual funds and 18 percent in Fidelity bond mutual funds

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Note 2 — Description of the Plan (Continued)

- **Fidelity Freedom Fund 2040** invests in approximately 90 percent in Fidelity stock mutual funds and 10 percent in Fidelity bond mutual funds

- **Dodge and Cox Stock Fund** invests in broadly diversified portfolio of stocks, it will invest at least 80 percent of its total assets in common stocks

- **PIMCO RCM Global Technology Fund Class I** invests primarily in assets of global technology companies, whose size, share price and return will vary

- **First Eagle Overseas Fund** invests primarily in equities issued by non-U.S. corporations, primarily in small and medium sized companies traded in mature markets and may invest in emerging markets

- **Common shares of The Andersons, Inc.** consists of common stock issued by The Andersons, Inc. with performance directly tied to the performance of the Company

No assets of any individually directed account may be used for the benefit of any other account or participant.

The Plan Sponsor has the right under the Plan to terminate the Plan and the trust at any time. In the event of termination, participants become fully vested in their individual accounts.

Additional information about the Plan agreement and limitations on contributions is available from the Human Resources Department of the Plan sponsor or from designated individuals at the participating employers.

Participants may borrow up to 50 percent of their vested account balances. The minimum loan amount is $1,000 and the maximum is $50,000. Each participant may only have one loan outstanding and each loan bears interest at a fixed rate equal to the prime rate at the end of the quarter previous to initiation of the loan plus one percent.

The Plan sponsor pays substantially all costs of administering the Plan, including trustee fees. The Plan pays investment fees.

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Note 3 — Benefits

A participant is entitled to a benefit representing his or her salary reduction contributions, the vested amount of employer contributions and allocated income thereon (including realized and unrealized gains and losses). Upon termination of employment due to retirement, permanent disability, or death, a participant or his or her beneficiary is entitled to receive distribution of the vested account balance, in a lump sum or in monthly installments.

Withdrawals of employer and employee salary reduction contributions, and related income thereon, during the participant's employment are prohibited unless the participant can show immediate and extreme financial hardship, as determined by the Pension Committee.

Note 4 — Investments

The Plan's investments at December 31, 2002 and 2001 are held by the Trustee. The Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	Year Ended December 31	
	2000	**2001**
Net depreciation in fair value		
Mutual funds	$(15,114,724)	$(12,893,179)
The Andersons, Inc. common shares	233,128	132,683
Total	$(14,881,596)	$(12,760,496)

Note 5 — Transactions with Parties-in-Interest

Fees paid by the Plan sponsor to parties-in-interest for legal, accounting and other services rendered to the Plan are based on customary and reasonable rates for such services.

The Internal Revenue Service ruled on March 31, 2003, applicable for the amendments executed February 19, 2002 that the Plan for The Andersons, Inc. and The Andersons Mower Center, a participating employer, respectively, qualifies under Section 401 (a) of the Internal Revenue Code (the "Code") and that the trust, therefore, is exempt from taxation. The Plan is required to operate in conformity with the Code and ERISA to maintain its tax-exempt status. The Plan's administrator is not aware of any course of action or events that have occurred that might adversely affect the Plan's qualified status.

Schedule of Assets Held for Investment Purposes
Form 5500, Schedule H, Item 4i
EIN 34-1562374 Plan 002
December 31, 2001

Issuer	Identity of Issue	Cost	Fair Value
Fidelity Investments	Spartan U.S. Equity Index Fund — Mutual fund	*	$13,280,804
Fidelity Investments	Fidelity Magellan Fund — Mutual fund	*	13,890,089
Fidelity Investments	Fidelity Growth and Income Portfolio - Mutual fund	*	8,797,088
Fidelity Investments	Fidelity U.S. Bond Index Fund — Mutual fund	*	14,845,389
Fidelity Investments	Fidelity Money Market Trust, Retirement Government Money Market Portfolio - Mutual fund	*	9,170,619
Fidelity Investments	Janus Worldwide Fund — Mutual fund	*	4,044,792
Fidelity Investments	Fidelity Low-Priced Stock Fund — Mutual fund	*	4,733,122
Fidelity Investments	Dreyfus Founders Discovery Fund — Mutual fund	*	194,962
Fidelity Investments	Fidelity Contrafund — Mutual fund	*	2,653,275
Fidelity Investments	Janus Enterprise Fund — Mutual fund	*	2,504,906
Fidelity Investments	Fidelity Freedom Income Fund — Mutual fund	*	131,980
Fidelity Investments	Fidelity Freedom 2000 Fund — Mutual fund	*	430,099
Fidelity Investments	Fidelity Freedom 2010 Fund — Mutual fund	*	2,305,183
Fidelity Investments	Fidelity Freedom 2020 Fund — Mutual fund	*	405,813
Fidelity Investments	Fidelity Freedom 2030 Fund — Mutual fund	*	310,735
Fidelity Investments	Fidelity Freedom 2040 Fund — Mutual fund	*	35,859
Fidelity Investments	Dodge and Cox Stock Fund — Mutual fund	*	440,067
Fidelity Investments	PIMCO RCM Global Technology Fund Class I - Mutual fund	*	716,927
Fidelity Investments	First Eagle Overseas Fund — Mutual fund	*	68,901
The Andersons, Inc.	The Andersons, Inc. common shares	*	1,161,798
Participants	Participant loans with interest ranging from 5.75 percent to 10.5 percent		2,027,639
			$82,150,047

* Cost information not required

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

The Andersons, Inc. Retirement Savings Investment Plan

(Name of Plan)

Date: June 19, 2003

By: The Andersons, Inc.
By /s/Michael J. Anderson
Michael J. Anderson
President and Chief Executive Officer

Date: June 19, 2003

By: /s/Richard R. George
Richard R. George
Vice President, Controller and CIO
(Principal Accounting Officer)

Date: June 19, 2003

By: /s/Gary L. Smith
Gary L. Smith
Vice President, Finance and Treasurer
(Principal Financial Officer)

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